Exhibit 99.1

Magal Security Systems Ltd. Reports
Second Quarter 2020 Financial Results

YEHUD, ISRAEL, August 13, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and six months ended June 30, 2020. Management will hold a conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Second Quarter 2020 Results Summary (all comparisons are to the second quarter of 2019)

•	Revenue of $16.4 million compared to $19.7 million
•	Gross margin 44.2% compared to 42.6%
•	Operating income of $0.8 million compared to $0.2 million
•	Net income attributable to Magal’s shareholders of $0.2 million compared to a net loss of ($0.2) million
•	EBITDA of $1.3 million, or EBITDA margin of 7.8% compared to $0.7 million, or EBITDA margin of 3.6%
•	$56.4 million, or $2.44 per share, of cash and cash equivalents, short-term deposits and restricted cash and deposits, net of short-term credit, compared to $52.2 million, or $2.26 per share
Mr. Dror Sharon, Chief Executive Officer of Magal, commented, “During this time of economic uncertainty we are achieving our strategic goals while managing our costs and maintaining profitability. COVID-19 impacted revenue and new order bookings in the second quarter by limiting travel and face-to-face meetings with prospects and existing clients, crucial for closing new business. Moreover, COVID-19 limitations delayed delivery of orders and execution of some of our projects. Our diversified offering, serving numerous vertical markets in various geographies, has offset the economic disruption in our target verticals of Oil and Gas, Logistics, and Corrections. Despite the COVID-19 impact on the top line this quarter, Magal delivered positive net income and grew EBITDA by 78% on a revenue decrease of 17%. We improved our margin mix by increasing sales of higher-margin Senstar products in the second quarter, which lifted gross margin by almost 20 basis points. Furthermore, our operating income improved due to effective cost controls and lower sales and marketing expenses. We continue to invest in R&D and recently launched Safe Spaces, a new solution that was developed during the second quarter to address the unique public safety and enforcement needs arising from the spread of COVID-19. Magal’s strong balance sheet provides a sound platform to execute our long-term strategy to grow revenue, improve profitability and close new M&A opportunities.”

Second Quarter 2020 Results

Revenue was $16.4 million compared with revenue of $19.7 million in the second quarter of 2019. Revenue from Magal’s Integrated Solutions division (projects) represented approximately 53% of total revenue, while external revenue from the Senstar Products division represented approximately 47% of total revenue. The decline in revenue was primarily due to the impact of COVID-19 on projects execution and delivery, as well as a slowdown in product and software orders in certain territories. Revenues, not including inter-company revenues, from Magal’s Integrated Solutions (projects) division and Senstar Products division decreased by 26% and 4%, respectively, compared to the second quarter of 2019.

Gross profit was $7.2 million, or 44.2% of revenue in the second quarter of 2020 compared with gross profit of $8.4 million, or 42.6% of revenue, in the in the year-ago period. The increase in gross margin in the quarter was driven by Senstar product sales with a product mix favoring higher margin IP-based products and services, partially offset by an impact of the reduction in Magal Integrated Solutions division revenue and gross profitability.

Operating expense decreased 21.5% to $6.4 million in the second quarter of 2020 compared to $8.2 million in the prior-year period. The decline in operating expense was primarily due to deferred new hiring, reduction in travel expenses and lower expenses related to sales and marketing, as well as to cost efficiency measures taken in the quarter.

Operating income was $0.8 million in the second quarter of 2020 compared to $0.2 million in the in the year-ago period.

Financial loss, which is a non-cash expense, as a result of the end of period valuation of monetary assets and liabilities, was $0.5 million in the second quarter of 2020 compared to a financial loss of $0.4 million in the year-ago period.

Net income attributable to Magal shareholders was $0.2 million, or $0.01 per share, compared with a net loss of $(0.2) million, or $(0.01) per share in the second quarter of 2019.

EBITDA for the second quarter was $1.3 million compared with $0.7 million in the second quarter of 2019.

Cash and cash equivalents, short term deposits and restricted cash and deposits, net of short-term credit as of June 30, 2020, was $56.4 million, or $2.44 per share, compared with cash and short-term deposits of $51.6 million, or $2.23 per share, at December 31, 2019.

Investors’ Conference Call Information:
The Company will host a conference call later today, August 13, 2020. The call will begin promptly at: 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time.

To participate, please call one of the following teleconferencing numbers:
•	US: 1-877-407-9716
•	Israel: 1-809-406-247
•	UK: 0-800-756-3429
•	International: 1-201-493-6779
A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com. The replay pin number is 13706111.

About Magal Security Systems Ltd.

Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% change	2020	2019	% change
Revenue	16,367	19,697	(17)	33,810	40,887	(17)
Cost of revenue	9,137	11,305	(19)	18,587	23,524	(21)

Gross profit	7,230	8,392	(14)	15,223	17,363	(12)
Operating expenses:
Research and development, net	1,316	1,694	(22)	2,933	3,548	(17)
Selling and marketing	2,855	4,238	(33)	6,838	8,508	(20)
General and administrative	2,263	2,265	(0)	4,419	4,641	(5)
Total operating expenses	6,434	8,197	(22)	14,190	16,697	(15)

Operating income	796	195		1,033	666
Financial income (expenses), net	(457)	(363)		13	(1,094)

Income (loss) before income taxes	339	(168)		1,046	(428)

Taxes on income	185	134		383	537

Net income (loss)	154	(302)		663	(965)

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	1	(66)		71	(176)

Net income (loss) attributable to Magal’s shareholders	153	(236)		592	(789)

Basic and diluted net income (loss) per share	$0.01	$(0.01)		$0.03	$(0.03)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,153,985	23,146,823		23,153,985	23,104,160

	Three Months Ended June 30,		Six Months Ended June 30,
	2020%	2019%	2020%	2019%

Gross margin	44.2	42.6	45.0	42.5
Research and development, net as a % of revenues	8.0	8.6	8.7	8.7
Selling and marketing as a % of revenues	17.4	21.5	20.2	20.8
General and administrative as a % of revenues	13.8	11.5	13.1	11.4
Operating margin	4.9	1.0	3.1	1.6
Net margin	0.9	-	1.8	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

GAAP Net income	154	(302)	663	(965)
Less:
Financial income (expenses), net	(457)	(363)	13	(1,094)
Taxes on income	185	134	383	537
Depreciation and amortization	(481)	(521)	(967)	(1,049)
EBITDA	1,277	716	2,000	1,715

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2020	2019
CURRENT ASSETS:
Cash and cash equivalents	$53,802	$34,531
Short-term bank deposits	2,885	16,749
Restricted cash and deposits	242	324
Trade receivables, net	11,644	18,697
Unbilled accounts receivable	7,075	8,897
Other accounts receivable and prepaid expenses	4,194	4,510
Inventories	13,119	12,605

Total current assets	92,961	96,313

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits, restricted bank deposits and other long-term accounts receivable and prepaid expenses	124	134
Severance pay fund	1,385	1,363
Deferred tax assets	3,888	4,215
Operating lease right-of-use assets	2,962	3,492

Total long-term investments and receivables	8,359	9,204

PROPERTY AND EQUIPMENT, NET	5,968	6,256

GOODWILL AND INTANGIBLE ASSETS, NET	14,286	15,276

TOTAL ASSETS	$121,574	$127,049

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2020	2019

CURRENT LIABILITIES:

Short-term credit	$529	$-
Trade payables	5,056	5,438
Customer advances	4,462	5,587
Deferred revenues	2,254	2,558
Other accounts payable and accrued expenses	13,044	14,609
Short-term operating lease liabilities	780	919

Total current liabilities	26,125	29,111

LONG-TERM LIABILITIES:
Deferred revenues	1,193	1,769
Deferred tax liabilities	191	178
Accrued severance pay	2,236	2,251
Long-term operating lease liabilities	2,124	2,515
Other long-term liabilities	334	371

Total long-term liabilities	6,078	7,084

Redeemable non-controlling interest	2,998	3,048

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at June 30, 2020 and December 31, 2019; Issued and outstanding: 23,153,985 shares at June 30, 2020 and 23,153,985 shares at December 31, 2019	6,750	6,750
Additional paid-in capital	94,790	94,696
Accumulated other comprehensive loss	(2,730)	(627)
Foreign currency translation adjustments (stand-alone financial statements)	5,796	5,924
Accumulated deficit	(18,369)	(18,961)

Total shareholders' equity	86,237	87,782
Non-controlling interest	136	24

TOTAL SHAREHOLDERS' EQUITY	86,373	87,806

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$121,574	$127,049